Angel Oak Funds Trust
c/o U.S. Bank Global Fund Service
615 East Michigan Street
Milwaukee, WI 53202
July 18, 2022
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Angel Oak Funds Trust (the “Trust”)
File Nos. 333-197427 and 811-22980
Angel Oak Financials Income Fund (S000046807)
Dear Sir or Madam:
Pursuant to Rule 485(a)(1) of the Securities Act of 1933 (the “1933 Act”), the Investment Company Act of 1940 (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust and the Angel Oak Financials Income Fund (the “Fund”) is Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The primary purpose of this filing is to give the Staff the opportunity to review proposed changes to the Fund’s name, principal investment strategy, and principal risks. The proposed changes have been communicated to shareholders through a supplement dated July 18, 2022 to the Fund’s summary prospectus, prospectus, and statement of additional information filed pursuant to Rule 497(e) under the 1933 Act to become effective on or about September 16, 2022.
The Trust anticipates filing a subsequent Post-Effective Amendment with respect to the Fund pursuant to Rule 485(b) on or about September 16, 2022 to reflect changes made in response to comments from the Staff and to make other non-material changes to the Fund’s prospectus and SAI.
Please note that the Staff reviewed information pertaining to the Fund’s current name, investment objective, and policies in conjunction with the Trust’s Registration Statement on Form N-1A filed on March 29, 2019, and the Trust responded to the staff’s oral comments and suggestions in correspondence on May 28, 2019.
If you have any questions regarding the enclosed, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.
Very truly yours,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Mutual Fund Administration Supervisor
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust